Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia 30528
August 7, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Ms. Kate McHale

Re:	Mountain Valley Bancshares, Inc. — Registration Statement on Form SB-2 SEC No. 333-134006
Dear Ms. McHale:
     Pursuant to Rule 461 under the Securities Act of 1933, Mountain Valley Bancshares, Inc. hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EDT on August 7, 2006, or as soon thereafter as practicable. In connection with this request, the company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your attention to this matter.

MOUNTAIN VALLEY BANCSHARES, INC.
By:	/s/ Marc J. Greene
Marc J. Greene
Chief Executive Officer

cc: Michael P. Marshall, Jr., Esq.